Mail Stop 4561

March 11, 2008

Mr. Umang Gupta
Chairman of the Board and Chief Executive Officer
Keynote Systems, Inc.
777 Mariners Island Blvd.
San Mateo, CA 94404

      Re: **Keynote Systems, Inc.**
              Form 10-K for the Fiscal Year Ended September 30, 2007
              Filed December 17, 2007
              Form 8-K Filed January 28, 2008
              File No. 0-27241

Dear Mr. Gupta:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                           Sincerely,

                           Kathleen Collins
                           Accounting Branch Chief